

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 7, 2017

Sean S. Sullivan
Chief Financial Officer
AMC Networks, Inc.
11 Penn Plaza
New York, New York 10001

      **Re: AMC Networks, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed February 24, 2017
           File No. 001-35106**

Dear Mr. Sullivan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Larry Spirgel

                  Larry Spirgel
                  Assistant Director
                  AD Office 11 – Telecommunications